

Mail Stop 3561

October 11, 2006

Via Fax & U.S. Mail

Mr. David C. Hansen
Chief Financial Officer
Canterbury Park Holding Corporation
1100 Canterbury Road
Shakopee, MN 55379

> **Re:** **Canterbury Park Holding Corporation**
> **Form 10-K for the Year Ended December 31, 2005**
> **File No. 001-31569**

Dear Mr. Hansen:

We have reviewed your response dated September 29, 2006 related to the above-referenced filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your

response should be submitted in electronic form, under the label "corresp" with a copy to
the staff.  Please respond within ten (10) business days.

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<u>Form 10-K for the Year Ended December 31, 2005</u>

<u>Financial Statements</u>

<u>Consolidated Statements of Cash Flows, page 36</u>

1.  We note from your explanation provided in your response to our previous comment
    that you believe the items contributing to your restricted cash balances on your
    balance sheet are akin to deposits, and should therefore be considered investing
    activities for purposes of cash flow presentation.  From the content of your Form 10-
    K and your response, it appears revenues recorded in your income statement related
    to the Card Club operations and horseracing-related handle are both directly related
    to the wagering process, derived either from a percentage of the wager or a fee from
    players.  You site paragraph 88 of SFAS 95, which states *"…classification is
    consistent with the view that, in general, cash flows from operating activities should
    reflect the cash effects of transaction and other events that enter into the
    determination of net income."*  Given that amounts related to your Card Club and
    Horsemen's restricted cash, together representing nearly 100% of the year-end
    balance, are related to wagers placed and winnings payouts, and these wagers placed
    directly influence revenues and expenses incurred, it continues to be unclear why you
    believe the items discussed in your response represent "deposits" and should be
    considered investing activities.    In addition, if the guidance you cite in paragraphs
    88 and 22-23 of SFAS 95 provides that operating cash flows should include only
    items are included in net income or cash receipts / payments for goods or services,
    respectively, it is also unclear why you believe that the changes in the "short-
    term"{emphasis added}liability accounts should impact operating cash flows when
    (i) the accounting for these liability accounts does not flow through the income
    statement, but rather results from changes in the cash received and paid from the
    restricted cash accounts, and (ii) the activity in the short-term liability accounts, in
    your belief, does not result from cash receipts / payments for goods or services.

    Furthermore, as you state that the restricted cash is held for the benefit of players /
    horsemen and not the company, it appears inconsistent to treat the changes in short-
    term liability accounts as an adjustment to operating cash flows, while changes in
    restricted cash is reflected in investing activities.  Rather, we believe that operating
    cash flows should neither be afforded a favorable impact at the date the restricted
    cash is collected (retained) nor an unfavorable impact upon the date the restricted
    cash is release for the player pools, promotional activities, horsemen pools, etc.  As

such, we believe there should be consistent treatment in the consolidated statement of cash flows for changes in both restricted cash and the short-term liability accounts, so there is no different treatment for these directly related items. Therefore, please restate your consolidated financial statements in amendments to the Form 10-K for the fiscal year ended December 31, 2005 and subsequent fiscal 2006 Quarterly Reports on Form 10-Q to reflect both changes in restricted cash related to Card Club and Horsemen activities as well as the short-term liability accounts in a consistent manner in the consolidated statement of cash flows. In this regard, we believe presenting changes in both of these accounts within operating activities appears appropriate. In addition, please provide appropriate note disclosure of this restatement and a revised auditor's report in accordance with the guidance in SFAS 154 (paragraph 26) and Section 420.12 of the Codification of Auditing Standards.

With respect to the above, please also furnish an Item 4.02 Form 8-K on non-reliance on previously issued financial statements should and consider whether any revised disclosures under Items 307 and 308 of Regulation S-K are required for Item 9A. in the amended Form 10-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Joseph Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.


Sincerely,


David R. Humphrey
Branch Chief